UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

July 18, 2016

Commission File Number 1-10257

Barclays bank plc

(Name of Registrant)

1 Churchill Place

London E14 5HP

England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (No. 333-212571) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Barclays Bank PLC (the “Registrant”) has filed a Registration Statement on Form F-3ASR (File No. 333-212571) in order to register under the Securities Act of 1933, as amended (the “Securities Act”), among other securities, the Registrant’s Global Medium-Term Notes, Series A (the “Notes”) that may be offered from time to time. This report on Form 6-K contains the exhibits set forth below.

Exhibit No.	Description
5.1	Opinion of Davis Polk & Wardwell London LLP, English counsel to the Registrant, as to certain matters under English law
5.2	Opinion of Davis Polk & Wardwell LLP, special products counsel to the Registrant, as to the validity of certain of the Notes under New York law
23.1	Consent of Davis Polk & Wardwell London LLP, English counsel to the Registrant (included in Exhibit 5.1)
23.2	Consent of Davis Polk & Wardwell LLP, special products counsel to the Registrant (included in Exhibit 5.2)
23.3	Consent of Davis Polk & Wardwell LLP, special tax counsel to the Registrant

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
Date: July 18, 2016	By:	/s/ Ian Merrill
		Name:	Ian Merrill
		Title:	Managing Director